EWW SAVINGS PLAN

FINANCIAL STATEMENTS AND SCHEDULE
AS OF DECEMBER 31, 2000 AND 1999
AND FOR THE YEAR ENDED DECEMBER 31, 2000
TOGETHER WITH AUDITORS' REPORT










REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Compensation Committee of the
CNF Inc. Board of Directors:

We have audited the accompanying statements of net assets available for plan benefits of the EWW Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2000 and 1999, and the changes in its financial status for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Portland, Oregon,
  June 22, 2001










                              EWW SAVINGS PLAN
                         DECEMBER 31, 2000 AND 1999




INDEX TO FINANCIAL STATEMENTS AND SCHEDULE


                                                                   Page
                                                                  ------
FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits as of
    December 31, 2000 and 1999                                        1

  Statement of Changes in Net Assets Available for Plan Benefits
    for the Year Ended December 31, 2000                              2


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE                            3


SUPPLEMENTAL SCHEDULE:

  Schedule I:  Part IV, Line 4i - Schedule of Assets Held at
    End of Year as of December 31, 2000                               6

                              EWW SAVINGS PLAN
            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      AS OF DECEMBER 31, 2000 AND 1999


                                                     2000            1999
ASSETS:                                         -----------      ----------
  Investments, at fair value-
    Shares in registered investment companies:
      T. Rowe Price participant directed funds-
        Growth Stock Fund                       $ 1,360,484      $1,135,151
        New Income Fund                             226,825         169,557
        Equity Income Fund                          784,711         617,906
        Science and Technology Fund               1,238,562       1,014,139
        International Stock Fund                    239,670         157,576
        Small-Cap Stock Fund                         35,063              -
                                                -----------      ----------
                                                  3,885,315       3,094,329
    Common trust funds:
        Equity Index Trust Fund                      87,307              -
        Bond Index Trust Fund                         3,449              -
        U.S. Treasury Money Market Trust          1,553,835       1,543,924
        Retirement Strategy Trust-Balanced          385,772         415,207
        Retirement Strategy Trust -
          Conservative Growth                        16,570              -
        Retirement Strategy Trust -
          Income Plus                                 1,693              -
                                                -----------      ----------
                                                  2,048,626       1,959,131

    Participant loans                               197,566         102,330

    CNF Unrestricted Common Stock Fund               86,204              -
                                                -----------      ----------
        Total Investments                         6,217,711       5,155,790

 Due from CNF Transportation Inc. Thrift and
    Stock Plan for net assets to be transferred,
    at fair market value (Note 1)                30,715,372              -
                                                -----------      ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS          $36,933,083      $5,155,790
                                                ===========      ==========


The accompanying notes are an integral part of these statements.

                              EWW SAVINGS PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    FOR THE YEAR ENDED DECEMBER 31, 2000






ADDITIONS:
  Participant contributions                                       $ 1,595,618
  Interest income                                                      97,200
  CNF Transportation Inc. Thrift and Stock Plan net assets
    to be transferred (Note 1)                                     30,715,372
                                                                  -----------
     Total additions                                               32,408,190


DEDUCTIONS:
  Net realized and unrealized depreciation in fair value of
    investments                                                      (418,096)
  Distributions to participants                                      (212,801)
                                                                  -----------
     Total deductions                                                (630,897)

     Net increase                                                  31,777,293
                                                                  -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, December 31, 1999           5,155,790
                                                                  -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, December 31, 2000         $36,933,083
                                                                  ===========




The accompanying notes are an integral part of this statement.

                              EWW SAVINGS PLAN
                 NOTES TO FINANCIAL STATEMENTS AND SCHEDULE



1.  Description of Plan

The following description of the EWW Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Employee Benefits Handbook or the Plan document for more complete information.

General: The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Overall responsibility for administering the Plan rests with the CNF Inc. (formerly CNF Transportation and referred to as the Company or CNF) Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of the Company. The Committee reports directly to the Compensation Committee of the Company's Board of Directors. The Plan's trustee, T. Rowe Price Trust Company (the Trustee), is responsible for the management and control of the Plan's assets.

Amendment: During 2000, the Company amended the CNF Transportation Thrift and Stock Plan (TASP) and the Plan. Effective September 19, 2000, the Emery Worldwide (EWW) pilots ceased participation in the TASP and their elective deferrals began being contributed to the Plan. Transfer of the EWW pilots' vested balance in the TASP was spun off effective December 20, 2000 with the actual transfer to occur as soon as practicable. The unvested portion of each pilot's account will remain in the TASP until vested. Any balances remaining in the TASP until transferred to the Plan will continue to be invested as provided under the TASP. The transfer of the EWW pilots' accounts had not occurred at December 31, 2000. Accordingly, the vested and unvested balance of the EWW pilots' share of the TASP's net assets was recorded as an asset Due from CNF Transportation Inc. Thrift and Stock Plan in the accompanying statement of net assets available for plan benefits.

Eligibility: The Plan covers all eligible employees of the Company who are covered by a collective bargaining unit that specifically provides for participation in the Plan. Employees become eligible to participate in the Plan upon completion of 750 hours of service.

Contributions: An eligible employee may elect to contribute from 1% to 18% of the employee's pretax compensation into the Plan. Employee contributions may not exceed limits established by Internal Revenue Service regulations. Each participating employee may direct contributions in any one or more of the thirteen investment funds established under the Plan. The Company makes no matching contributions for participants of the Plan.

Participant Accounts: A separate account is maintained for each participant of the Plan. Each account is credited with the participant's contributions and an allocation of the Plan's net earnings. The Plan's net earnings are allocated to the separate funds in each participant's account based upon the value of the individual's account fund balance in relation to the Plan's total fund balance.

Vesting: Participants are fully vested at all times in all contributions made to the Plan plus net earnings thereon.

Participant Loans: The Plan has a loan provision allowing participants access to funds on a tax-free basis. Each participant may borrow from a minimum of $1,000 up to a maximum of $50,000 from the participant's fund account, reduced by the excess of the participant's highest outstanding loan balance during the one-year period on the day before the loan is made over the participant's current outstanding loan balance on the date of the loan. Loans may not exceed 45% of a participant's vested account balance. The loans are secured by the vested balance in the participant's account. Loans must be repaid within 4 1/2 years and bear interest at a rate determined by the loan committee (the prime rate plus 1% in 2000 and 1999). Loans outstanding at December 31, 2000 bear interest at rates ranging from 8.75% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Distribution to Participants: Employees become eligible for distribution upon termination of employment, disability, retirement or death. Distributions are payable in the form of lump sum payments or in a series of substantially equal annual installments.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Company shall direct the Trustee with respect to the distribution of accounts to or for the exclusive benefit of participants or their beneficiaries.


2.  Summary of Significant Accounting Policies

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation: The investments in the accompanying financial statements are stated at quoted market prices, which approximate fair value as of December 31, 2000 and 1999 except for participant loans outstanding that are valued at cost, which approximates fair value

Investments: The Plan invests in various investments. Investment securities are generally exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect amounts reported in the Statement of Net Assets Available for Plan Benefits.

SFAS 133: Effective January 1, 2001, the Plan adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires all entities to recognize derivatives on the balance sheet as assets and liabilities, measured at fair value. The Plan does not currently have any derivative instruments and, accordingly, adoption of SFAS 133 did not have an impact on its financial status.

Income Recognition: Interest income is recorded as earned on the accrual basis.

The difference in fair value from one period to the next is recognized and included in net realized and unrealized appreciation (depreciation) in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Plan Benefits. The net realized and unrealized appreciation (depreciation) in fair value of investments also includes realized gains and losses on investments sold during the year.

Purchases and sales of investments are recorded on a trade date basis.

Distribution to Participants: Benefit payments to participants are recorded upon distribution.

Administrative Expenses: During 2000, all administrative expenses of the Plan were paid by the Company.

Estimates: Management makes estimates and assumptions when preparing the financial statements in conformity with accounting principles generally accepted in the United States. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.


3.  Investments

The investment options available to participants were revised during 2000 to provide consistency with the investments held by the CNF Transportation Inc. TASP, another defined contribution plan administered by the Company. This version was due to the amendment described in Note 1, which resulted in six additional investment options for participants of the Plan.

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Shares in registered investment companies             $(429,888)
Common trust funds                                       (8,798)
CNF Common stock                                         20,590
                                                      ----------
                                                      $(418,096)
                                                      ==========

4.  Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated April 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.
Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.


5.  Related Party Transactions

Certain Plan investments are shares in funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company (the Trustee) is the trustee as defined by the Plan and therefore, these investments and investment transactions qualify as party-in-interest.

                                                                   SCHEDULE I

                              EWW SAVINGS PLAN
                               EIN 94-1444798
                                PLAN NO. 112
          PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                           AS OF DECEMBER 31, 2000
                                  (Note 5)


Identity of Issue    Description of Investment Including
Borrower, Lessor      Maturity Date, Rate of Interest,                 Current
or Similar Party     Collateral, Par or Maturity Value      Cost        Value
-----------------  ------------------------------------  ----------  ----------

                   Shares in registered investment companies:
*T. Rowe Price       Growth Stock Fund (50,017.807
                       shares)                           $1,430,932  $1,360,484
*T. Rowe Price       New Income Fund (26,685.343 shares)    230,407     226,825
*T. Rowe Price       Equity Income Fund (31,808.297
                       shares)                              745,900     784,711
*T. Rowe Price       Science and Technology Fund
                       (34,820.422 shares)                1,542,316   1,238,562
*T. Rowe Price       International Stock Fund
                       (16,506.172 shares)                  246,535     239,670
*T. Rowe Price       Small-Cap Stock Fund (1,468.897
                       shares)                               35,812      35,063

                   Common Trust Funds:
*T. Rowe Price        Equity Index Trust (2,492.351 shares)  89,789      87,307
*T. Rowe Price        Bond Index Trust (203.264 shares)       3,334       3,449
*T. Rowe Price        U.S. Treasury Money Market Fund
                       (1,553,835.320 shares)             1,553,835   1,553,835
*T. Rowe Price        Retirement Strategy Trust-Balanced
                       (17,432.076 shares)                  379,867     385,772
*T. Rowe Price        Retirement Strategy Trust-
                       Conservative Growth (709.044 shares)  16,752      16,570
*T. Rowe Price        Retirement Strategy Trust-Income
                       Plus (85.426 shares)                   1,690       1,693

*Plan participants Participant Loans with interest from
                      8.75% to 10.50% and maturity dates
                      from 2001 to 2005                     197,566     197,566

                   Common Stock:
*CNF Inc.             Unrestricted CNF Common Stock
                      (2,549.477 shares)                     66,673      86,204
                                                         ----------  ----------

                     Total investments                   $6,541,408  $6,217,711
                                                         ==========  ==========



*Represents a party-in-interest transaction as of December 31, 2000.

NOTE:  Cost is calculated using the historical rolling average cost method.


The accompanying notes are an integral part of this schedule.